40-202A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

06024441

File No. 803-00192

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Woodcock Financial Management Company, LLC

10 Rockefeller Plaza, Suite 609
New York, New York 10020
(212) 698-1305

Dated: February 7, 2006

Please direct all questions, communications, notices, and orders to:

Victoria I. Hartman
Woodcock Financial Management Company, LLC
10 Rockefeller Plaza, Suite 609
New York, New York 10020
(212) 698-1305

Rebecca H. Dent
Spieth, Bell, McCurdy & Newell Co. LPA
2000 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1496
(216) 696-4700

David M. Mahle
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3417

Total Pages: 20

TABLE OF CONTENTS

Page

I. INTRODUCTION

Woodcock Financial Management Company, LLC, a Delaware limited liability company ("WFM" or the "Applicant"), hereby submits this Application (the "Application") for an Order under Section 202(a)(11)(F) of the Investment Advisers Act of 1940, as amended (the "Act"), declaring WFM to be a person not within the intent of the Act. WFM is a small, limited service "family office" that manages investments and performs incidental services exclusively for Polly and John Guth, Polly's lineal descendants and the spouses of such descendents (collectively, the "Family"), as well as trusts, limited liability companies, private foundations and other entities that are operated exclusively for the benefit of the Family and/or charitable organizations (the "Related Entities" and, together with the members of the Family, the "Clients").

II. BACKGROUND INFORMATION CONCERNING THE FAMILY AND WFM

A. History and Ownership

Polly and John Guth, with the assistance of their personal investment manager, created WFM in 1999 to centralize and coordinate investment management and incidental services for the Family and the Related Entities. WFM is owned in equal shares by Polly Guth, John Guth and one non-Family member who is a manager of WFM.

B. Clients

The universe of WFM's current and prospective clients is very limited. The Family consists of only John and Polly Guth, Polly's lineal descendents (including descendents from a prior marriage) and spouses of such lineal descendents. All of the Related Entities are (i) controlled exclusively by members of the Family, the trustees of the Family Trusts, who may be independent trustees acting as such or by WFM, (ii) maintained for the exclusive benefit of members of the Family and/or charitable entities (either directly or through other Related

Entities) or (iii) are owned exclusively by members of the Family, or charitable organizations. WFM may be the managing member of certain Related Entities, with no ownership interest. Those managing member interests are designed solely to permit WFM to serve as the managing member of those entities, and not to allow WFM to benefit from any underlying investments.

WFM does not advertise, use any person to solicit clients or hold itself out to the public as an investment adviser. WFM will not accept new clients other than members of the Family and Related Entities.

C. SERVICES

As discussed in greater detail below, WFM (i) provides investment management services to Clients, (ii) assists Clients with cash management, record-keeping and tax planning and (iii) engages third-party service providers to perform "back office" services for Clients.

WFM's investment management services consist of (i) purchasing and selling securities on public markets for Clients, whose accounts are not managed by third party managers and making direct private equity investments on behalf of clients, (ii) evaluating the performance and strategies of third-party investment managers, (iii) selecting those managers that it determines to be appropriate for Clients, (iv) engaging managers on behalf of Clients or recommending managers to Clients (depending on whether WFM has discretionary authority with respect to the particular accounts involved) and (v) monitoring the performance of managers and making disposition decisions or recommendations (as appropriate). From time to time, WFM employs a third-party consultant to review and recommend outside managers.

WFM performs investment management services either directly or as the manager of limited liability companies whose members consist exclusively of Clients (the "Investment Funds"). WFM created the Investment Funds to enable the Family and the Related Entities to pool their assets to achieve economies of scale, access investments with minimum contribution requirements that otherwise could not be met and generally invest the Family's and the Related Entities' capital more efficiently.

WFM also ensures that each Client's available cash matches its cash needs; maintains asset performance records; prepares reports in various formats to meet the requests of various members of the Family and Related Entities; and develops tax strategies for the assets under its management. WFM meets with members of the Family, both in their individual capacities and in their capacities as managing members, officers or Family fiduciary of Related Entities, to review investment performance, recommend asset allocations, monitor spending levels and ensure that cash is available as needed for personal use, tax payments, trust distributions and grants to charity.

Centralizing investment management at WFM is particularly cost effective for the Family and the Related Entities because of WFM's deep involvement exclusively with the Family. WFM's three employees know the members of the Family personally, and know the "big picture" of expected inheritances, all currently available assets and possible Family sources of charitable giving. WFM could not possibly offer this level of confidential, personalized expertise to the public, and it has no intention to do so.

WFM limits its services to those described above. It does not provide the personal services offered by some family offices, such as hiring household employees, arranging car maintenance, reviewing health insurance plans, etc.

WFM's three employees devote approximately (i) 40% in the case of one employee, and (ii) 50% in the case of two other employees, of their time to investment management for the Clients and devote the remainder of their time to the other activities of WFM described above.

D. FEES

WFM is paid a fee by its Clients. Overall fees have historically been set at a level that allows WFM to recover its direct and overhead expenses without generating a profit. In the future, WFM will continue its policy of recovering expenses without generating a profit.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. WFM's activities appear to fall within the definition of investment adviser.

Section 203(b) of the Act provides for the following exceptions from registration under Section 203(a), none of which apply to WFM:

(1) The first exception for "intrastate" investment advisers is not available to WFM because not all of WFM's Clients are residents of New York where WFM has its principal place of business. In addition, WFM does not intend to limit its investment management activities to unlisted securities because WFM believes such a restriction would be inconsistent with its fiduciary obligations to manage the assets of the Family and Related Entities in a prudent manner.

(2) The second exemption does not apply because the WFM clients are not all insurance companies.

(3) The exception for "private" investment advisers also is not available to WFM because the Family's many trusts, limited liability companies and other similar entities, each of

which generally must be counted as a separate client, may bring WFM's list of clients to substantially more than fourteen.

(4) The fourth exception is not available to WFM because it is neither a charitable organization, as defined in Section 3(c)(10)(B) of the Investment Company Act of 1940, nor a trustee, director, officer, employee or volunteer of such a charitable organization.

(5) The fifth exception is not available to WFM because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer or employee of or volunteer of any such plan or person.

(6) The sixth exception is not available to WFM because it is not a commodity trading adviser registered with the Commodity Futures Trading Commission.

(7) Finally, because WFM has assets under management of not less than $25,000,000, WFM is not prohibited from registering with the SEC under Section 203A(a) of the Act.

Although none of these exceptions is available, requiring WFM to register under Section 203(a) of the Act would not advance the public interest and is inconsistent with the purposes of the Act for the following reasons: (i) WFM does not hold itself out to the public as an investment adviser, (ii) as a "family office," WFM provides services other than those traditionally provided by investment advisers and (iii) the fees that WFM receives cover only its employees salaries and other costs and are intended to not generate any profit for WFM's owners. Therefore, WFM requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring it not to be a person within the intent of the Act.

IV. DISCUSSION

A. WFM Does Not Hold Itself Out As An Investment Adviser

WFM does not hold itself out to the public as an investment adviser. WFM is not listed in the phone book or any other directory as an investment adviser and does not engage in any advertising. WFM does not attend investment management-related conferences as a vendor, and does not conduct any marketing activities. WFM will not solicit or accept any client (either retail or institutional) that is not a member of the Family or a Related Entity. WFM does not believe that members of the general investing public are aware that WFM exists or are aware of its activities.

B. WFM Provides Services Other Than Those Traditionally Provided by Investment Advisers

In addition to investment management services, WFM (i) assists Clients with cash management, record-keeping and tax planning and (ii) engages third-party service providers to perform "back office" services such as accounting, reporting, fee payment and tax return preparation. The fees that Clients pay to WFM include payment for these non-advisory services. WFM's advisory activities are consistent with the function of a "family office" serving the needs of the Family.

C. WFM's Fees Are Designed to Cover WFM's Costs, Not to Generate Profit for the Family or WFM's Owners

The payments that WFM receives for its services are based on a fee schedule that is disclosed in WFM's contracts with its clients. The fees charged by WFM for investment management services are far below market prices for such services because they are intended to cover WFM's costs for providing such services without generating a profit. Therefore, WFM's situation is clearly unlike (i) a broker-dealer that charges a competitive brokerage commission when effecting securities transactions that are related to the giving of investment advice, (ii) an insurance agent that receives a competitive sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice or (iii) a financial planner who may get paid a flat fee that exceeds his or her costs for designing a financial plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the services rendered and competitive rates. By contrast, the Family created WFM not to serve as a profit center for the family but to make high-quality advice available to the Family and the Related Entities more privately and less expensively than is possible through a for-profit adviser.

D. THERE IS NO PUBLIC INTEREST IN REQUIRING WFM TO BE REGISTERED UNDER THE ACT

WFM is a three-person private office that was formed to be the "family office" for the Family and the Related Entities. There are no public clients such as retail or institutional investors. WFM's services are tailored exclusively to the needs of the Family and the Related Entities, not to the needs of the retail public. Additionally, WFM never has solicited, does not plan to solicit, and would not accept, clients from the retail public. The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. Because WFM will not advise the public, there is no need to apply the Act to WFM's activities.

Not requiring WFM to register under the Act would also serve to protect the financial privacy and safety of members of the Family. The Family is occasionally in the public's eye because of its active charitable and public involvement. However, the Family has never disclosed more about its aggregate wealth or business activities than is required by law. Complying with the requirements of Form ADV, Part I would severely compromise the Family's efforts to maintain its privacy.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Securities and Exchange Commission (the "Commission") in at least five recent instances: In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. IA-2362 (February 24, 2005) (Notice) and IA-2369 (March 25, 2005) (Order) (limited liability company owned by a single family that furnished "family office" services to the family and to entities owned by and for the benefit of the family and/or certain related charitable entities); In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and IA-2013 (February 7, 2002) (Order) (limited liability company and registered investment adviser, the ownership interest of which was held by a trust whose ultimate beneficiaries were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958, 803-162 (July 31, 2001) (Notice) and IA-1970 (August 27, 2001) (Order) (holding corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. 1931 (March 9, 2001) (Notice) and 1935 (April 4, 2001) (Order) (corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); and In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (Notice) and 1706 (March 10, 1998) (Order) (corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the "family office" for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments).

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-4(b) under the Act, five copies of this Application are being filed with the Commission, including one copy that has been executed by an officer of the Applicant. The Applicant desires that the Application become effective without a hearing pursuant to Rule 0-5 under the Act. Pursuant to Rule 0-4(f) under the Act, the Applicant's address is indicated on the first page of this Application.

The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this Application to:

Victoria I. Hartman
Woodcock Financial Management
Company, LLC
10 Rockefeller Plaza, Suite 609
New York, New York 10020
(212) 698-1305

Rebecca H. Dent
Spieth, Bell, McCurdy & Newell Co. LPA
2000 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1496
(216) 696-4700

David M. Mahle
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3417

Pursuant to Rule 0-4(c)(1) and Rule 0-4(c)(2) under the Act, all requirements for the execution and filing of this Application on behalf of the Applicant have been complied with in accordance with the Certificate of Formation and Limited Liability Company Agreement of the Applicant, and the undersigned officer of the Applicant is fully authorized to execute this Application under such documents. The Applicant has adopted the Board of Managers Resolutions attached hereto as Exhibit A authorizing the filing of this Application. The verification required by Rule 0-4(d) under the Act is attached hereto as Exhibit B, the brief statement of the grounds for this Application required by Rule 0-4(e) is contained in Section III above, and the Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g) under the Act is attached hereto as Exhibit C.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicant requests that the Commission issue an Order under Section 202(a)(11)(F) of the Act declaring the Applicant to be a person not within the intent of the Act. The Applicant submits that the Order is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Certificate of Formation and Limited Liability Company Agreement of Woodcock Financial Management Company, LLC (the "*Applicant*") have been complied with in connection with the execution and filing of this Application (the "*Application*"). The Applicant, by resolutions duly adopted by its Board of Managers as of December 15, 2005 (a certified copy of which are attached as Exhibit A to this Application) has authorized the making and filing of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

The Applicant has caused the undersigned to sign this Application on its behalf in the County of New York, State of New York, on this 2nd day of February, 2006.

WOODCOCK FINANCIAL MANAGEMENT COMPANY, LLC

By: Victoria J. Hartman, CFA
Name: VICTORIA J. HARTMAN, CFA
Title: Senior Portfolio Manager and Manager, Woodcock Financial Management Co, LLC.

Attest:

Jennifer Sale

CLI-1293427v9

EXHIBIT A

WOODCOCK FINANCIAL MANAGEMENT COMPANY, LLC

The undersigned hereby certifies that she is the Senior Portfolio Manager of Woodcock Financial Management Company, LLC, and further certifies that the following resolutions were duly adopted by the Board of Managers of Woodcock Financial Management Company, LLC on December 15, 2005, and are still in full force and effect:

RESOLVED, that the officers of Woodcock Financial Management, LLC be, and each of them hereby is, authorized to prepare and execute on behalf of Woodcock Financial Management, LLC, and to file with the Securities and Exchange Commission (the "*Commission*") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940, as amended (the "*Act*"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an application or applications for an exemptive order or orders declaring Woodcock Financial Management, LLC to be a person not within the intent of the Act; and

FURTHER RESOLVED, that the officers of Woodcock Financial Management, LLC be, and each of them hereby is, authorized to file with the Commission such application or applications, and any amendments thereto, in such form as any officer or officers deem necessary or appropriate, and to do any and all things necessary or proper under the Act or under any other federal or state securities law or regulation, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer or officers to be necessary or proper.

IN WITNESS WHEREOF, I hereunto set my hand, this 2nd day of February, 2006.

By: Victoria I. Hartman, CFA
Name: Victoria I. Hartman
Title: Senior Portfolio Manager
and Manager, Woodcock Financial Management Company, LLC

EXHIBIT B

VERIFICATION

STATE OF NEW YORK) New York
) ss: 583-96-2616
COUNTY OF NEW YORK) New York, NY.

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application, dated Feb 2, 2006 (the "*Application*"), for and on behalf of Woodcock Financial Management, LLC (the "*Company*"); that she is the Senior Portfolio Manager of the Company; and that all actions by managers and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

WOODCOCK FINANCIAL MANAGEMENT
COMPANY, LLC

By: Victoria I Hartman, CFA
Name: Victoria I. Hartman
Title: Senior Portfolio Manager and Manager, Woodcock Financial Management Company, LLC

On the 2nd day of February, 2006, before me, Lydia Molero the undersigned Notary Public, personally appeared Victoria Hartman personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that she executed it.

Witness my hand and official seal.

Lydia Molero

CLI-1293427v9

EXHIBIT C

PROPOSED NOTICE OF APPLICATION

Securities and Exchange Commission

Release No. 1A [ ]

Woodcock Financial Management Company, LLC; Notice of Application

_________ ___, 2006

Agency: Securities and Exchange Commission ("SEC"); Notice of Application

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Woodcock Financial Management Company, LLC ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(F) from section 202(a)(11).

Summary of Application: Applicant requests an order declaring it to be a person not within the intent of section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on January [ ], 2006.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on [insert date 30 days after noticed] and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 Fifth Street, NW, Washington, D.C. 20549. Applicant, Woodcock Financial Management Company, LLC, 10 Rockefeller Plaza, Suite 609, New York, New York 10020.

For Further Information Contact: [ ] (Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

1. Applicant, a Delaware limited liability company, is a small, limited service "family office" that manages investments and performs incidental services exclusively for Polly and John Guth, Polly's lineal descendants and the spouses of such descendents (collectively, the "Family"), as well as trusts, limited liability companies, private foundations and other entities that are operated exclusively for the benefit of the Family and/or charitable organizations (the "Related Entities" and, together with the members of the Family, the "Clients"). Applicant is owned in equal shares by Polly Guth, John Guth and one non-Family member who is a manager of WFM.

2. Applicant (i) provides investment management services to Clients, (ii) assists Clients with cash management, record-keeping and tax planning and (iii) engages third-party service providers to perform "back office" services for Clients. Applicant's investment management services consist of (i) purchasing and selling securities on public markets for Clients, whose accounts are not managed by third party managers and making direct private equity investments on behalf of clients, (ii) evaluating the performance and strategies of third-party investment managers, (iii) selecting those managers that it determines to be appropriate for

Clients, (iv) engaging managers on behalf of Clients or recommending managers to Clients (depending on whether WFM has discretionary authority with respect to the particular accounts involved) and (v) monitoring the performance of managers and making disposition decisions or recommendations (as appropriate). From time to time, Applicant employs a third-party consultant to review and recommend outside managers.

3. Applicant is paid a fee by its Clients. Overall fees have historically been set at a level that allows Applicant to recover its direct and overhead expenses without generating a profit. In the future Applicant will continue its policy of recovering expenses without generating a profit.

4. Applicant represents that it does not hold itself out to the public as an investment adviser. Applicant represents that it is not listed in the telephone book or any other directory. Applicant does not engage in any advertising, attend any investment management-related conferences as a vendor, or conduct any marketing activities whatsoever.

5. Applicant represents that it has no public retail or institutional clients, and has never solicited, and does not plan to solicit or accept clients from the retail or institutional investing public. Applicant further represents that its sole purpose is to serve as a "family office" for the Family, and at no time will it seek or accept investment advisory clients other than Clients.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a

regular business, issues or promulgates analyses or reports concerning securities ...." Section 202(a)(11)(F) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that it does not qualify for any of the exemptions provided by section 203(b). Applicant also asserts that it is not prohibited from registering with the SEC under Section 203A(a) because it has assets under management of not less than $25,000,000.

4. Applicant requests that the SEC declare it to be a person not within the intent of section 202(a)(11). Applicant states that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be the "family office" for the Family. Applicant represents that all of its clients are either members of the Family or are entities created by or for the benefit of the Family. Applicant states that it has no public clients in the sense of retail or institutional investors, and that it has no plans to solicit or accept clients from the retail or institutional public. Applicant also states that it does not hold itself out to the public as an investment adviser, does not engage in any advertising, or attend investment management-related conferences as a vendor or conduct any marketing activities. Applicant asserts that serving as the "family office" for the Family has been, is, and will continue to be the sole purpose for its existence and operation.

For the SEC, by the Division of Investment Management, under delegated authority.

Margaret H. McFarland
Deputy Secretary